April 15, 2021	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

VIA EDGAR AND E-MAIL

Mr. Matthew Williams

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to U.S. Securities and Exchange Commission Staff Comments on the Registration Statements on Form N-14 of EQ Advisors Trust (File No. 333-254202) and EQ Premier VIP Trust (File No. 333-254204)

Dear Mr. Williams:

On behalf of EQ Advisors Trust and EQ Premier VIP Trust (each a “Trust” and together the “Trusts”), set forth below are comments that you provided orally on April 8, 2021, concerning each Trust’s Registration Statement on Form N-14 (each, a “Registration Statement” and together the “Registration Statements”). The Trusts’ Registration Statements were filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2021. The Registration Statement of EQ Advisors Trust was filed in connection with the following reorganizations: (1) 1290 VT Energy Portfolio, a series of EQ Advisors Trust, into 1290 VT Natural Resources Portfolio, also a series of EQ Advisors Trust, and (2) EQ/Franklin Balanced Managed Volatility Portfolio, a series of EQ Advisors Trust, into EQ/Balanced Strategy Portfolio, also a series of EQ Advisors Trust. The Registration Statement of EQ Premier VIP Trust was filed in connection with the reorganization of EQ/Global Bond PLUS Portfolio, a series of EQ Advisors Trust, into EQ/Core Plus Bond Portfolio, a series of EQ Premier VIP Trust. Your comments are set forth in italics and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statements.

a.

Comment: Where a comment is made in one location in the filing, please make corresponding changes where comparable disclosure appears elsewhere in the filing. The staff reminds you that the Trusts and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Trusts confirm that where a comment is made in one location in the filing, they have made corresponding changes where comparable disclosure appears elsewhere in the filing.

K&L GATES LLP

1601 K STREET NW    WASHINGTON    DC 20006-1600

T +1 202 778 9000    F +1 202 778 9100    klgates.com

April 15, 2021

b.

Comment: The staff refers the Trusts to the Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns and asks that the Trusts ensure that clear directions as to the logistical details of the telephonic meeting, including how Contractholders can remotely access, participate in, and vote at the meeting, are disclosed in the “Dear Contractholder Letter” and the Combined Proxy Statement/Prospectus.

Response: The Trusts have clarified the disclosure to provide the same directions for both shareholders and Contractholders. The Trusts have updated the “Dear Contractholder Letter” and the Combined Proxy Statement/Prospectus to state as follows:

Due to COVID-19 health and safety concerns and restrictions, the Joint Special Meeting of Shareholders of the Acquired Portfolios (the “Meeting”) will be conducted by telephone only on June 4, 2021, at 10:00 a.m., Eastern time. Shareholders and Contractholders will not be able to attend the Meeting in person. To participate in the Meeting by telephone, shareholders eligible to vote at the meeting and Contractholders eligible to give voting instructions at the meeting may dial, toll-free, +1 ~~(646) 518-9605~~ (347) 991-6844 and, at the prompt, enter the following conference ID:                     # 100 048 814#.

The Trusts also have updated the Combined Proxy Statement/Prospectus to state as follows:

Telephonic access to the Meeting is limited to Contractholders who are authorized to give voting instructions to shareholders and to representatives of the Insurance Company separate accounts that own shares of the Acquired Portfolios.

c.	Comment: On page 1 of the Registration Statement, please include the prominent legend as to the internet availability of proxy materials.

Response: The Trusts respectfully note that “Notice of Internet Availability of Proxy Materials” does not apply to a proxy solicitation in connection with business combination transactions, such as the proposed Reorganizations, per Rule 14a-16(m) under the Securities Exchange Act of 1934. The Trusts note that proxy materials will be mailed to Acquired Portfolio shareholders.

d.

Comment: On page 3 of the Registration Statement, the Acquired and Acquiring Portfolios’ statutory prospectuses are not incorporated by reference into the Combined Proxy Statement/Prospectus. Please confirm whether they are intended to be incorporated by reference.

Response: The Trusts have not elected to incorporate by reference into the Combined Proxy Statement/Prospectus the statutory prospectuses for the Acquiring Portfolios; however, the Trusts have revised the Registration Statement to incorporate by reference the statutory prospectuses for the Acquired Portfolios.

April 15, 2021

e.	Comment: On page 6 of the Registration Statement, in the Summary under the heading “The Proposed Reorganizations,” the following statements appear to be inconsistent:

“… and in the case of the proposed Reorganizations of each of the Franklin Balanced Portfolio and the Global Bond PLUS Portfolio, the total net annual operating expense ratio of each class of shares of the Acquiring Portfolio is expected to be the same as or lower than that of the corresponding class of shares of the Acquired Portfolio for the one year after the proposed Reorganization” and

“Each Acquiring Portfolio, except for the Core Plus Bond Portfolio, currently has a lower total annual operating expense ratio than its corresponding Acquired Portfolio, regardless of whether an expense limitation arrangement is in effect.”

Please confirm whether the statements are consistent or whether they need to be revised.

Response: The Trusts note that the first statement compares total “net” annual operating expense ratios (that is, the total annual operating expense ratios after fee waiver and/or expense reimbursement), whereas the second statement compares total annual operating expense ratios, regardless of whether an expense limitation arrangement is in effect. On the one hand, the total “net” annual operating expense ratio of each class of shares of each of the Balanced Portfolio and the Core Plus Bond Portfolio is expected to be the same as or lower than that of the corresponding class of shares of the corresponding Acquired Portfolio for the one year after the proposed Reorganization. On the other, each of the Balanced Portfolio and the Natural Resources Portfolio currently has a lower total annual operating expense ratio than its corresponding Acquired Portfolio, regardless of whether an expense limitation arrangement is in effect. The Trusts respectfully submit that the statements are consistent and that no revisions are necessary.

f.

Comment: On page 7 of the Registration Statement, please confirm whether the word “Boards” in the following sentence should be “Board” (singular) or “Boards” (plural): “For a detailed description of the Boards’ reasons for proposing the Reorganizations, see ‘Additional Information about the Reorganizations – Board Considerations’ below.”

Response: The Trusts have revised the referenced sentence to state as follows: “For a detailed description of the ~~Boards’~~ EQ Trust Board’s reasons for proposing the Reorganizations, see ‘Additional Information about the Reorganizations – Board Considerations’ below.”

g.

Comment: On page 7 of the Registration Statement, in the table identifying the corresponding classes of shares of the corresponding Acquired Portfolios and Acquiring Portfolios, why footnote only certain of the Portfolios and share classes?

April 15, 2021

Response: The Trusts have included the footnotes for only the corresponding Acquired Portfolio (a series of EQ Trust) and Acquiring Portfolio (a series of VIP Trust) whose corresponding classes of shares do not bear the same share class designations (i.e., Class IA/Class A, and Class IB/Class B). The Trusts believe that the presentation is appropriate and respectfully submit that no revisions are necessary.

h.

Comment: On pages 7-8 of the Registration Statement, the staff notes the following language: “[i]t is anticipated that the Reorganization of the Energy Portfolio into the Natural Resources Portfolio, and the Reorganization of the Franklin Balanced Portfolio into the Balanced Strategy Portfolio will not qualify, for federal income tax purposes, as tax-free reorganizations, and each such Reorganization will be treated as a taxable transaction.” In the “Additional Information about the Reorganizations – Board Considerations” section, please note, if applicable, whether the Board considered the taxable nature of the Reorganizations.

Response: The Trusts note that the taxable nature of two of the Reorganizations does not have practical tax consequences for those transactions; Contractholders will not recognize any gain or loss as a result of the Reorganizations because of the tax-advantaged nature of the Contracts. The Trusts note that the “Additional Information about the Reorganizations – Board Considerations” section: (i) states that the EQ Trust Board considered that the three Reorganizations are not expected to have any adverse tax results to Contractholders, and (ii) refers to the “Additional Information about the Reorganizations – Federal Income Tax Consequences of the Reorganizations” section, which states that Contractholders who had premiums or contributions allocated to the investment divisions of the Separate Accounts that are invested in Acquired Portfolio shares will not recognize any gain or loss as a result of the Reorganizations, whether such Reorganizations are taxable or tax-free. The Trusts respectfully submit that no revisions are necessary.

i.

Comment: On page 10, the Registration Statement provides that AllianceBernstein L.P. (“AllianceBernstein”), an affiliate of EIM, currently serves as the sub-adviser to the Natural Resources Portfolio. The description of EIM’s multimanager exemptive relief in the immediately following paragraph provides that “EIM may not enter into a sub-advisory agreement on behalf of a Portfolio with an “affiliated person” of EIM, such as AllianceBernstein, unless the sub-advisory agreement, including compensation, is approved by the Portfolio’s shareholders.” Please disclose that this approval was already obtained with respect to AllianceBernstein.

April 15, 2021

Response: The Trusts have added the following disclosure to the referenced description of EIM’s multimanager exemptive relief:

“Such approval has previously been obtained with respect to the sub-advisory agreement, including compensation, between EIM and AllianceBernstein with respect to the Natural Resources Portfolio.”

j.

Comment: On page 11 of the Registration Statement, consider whether the statement “… EIM has undertaken to amend the contractual expense limitation arrangement with respect to the Natural Resources Portfolio…” should be revised to state that “… EIM will amend the contractual expense limitation arrangement with respect to the Natural Resources Portfolio” (emphasis added).

Response: The Trusts have made the requested revision.

k.

Comment: On page 12 of the Registration Statement, consider revising the format of (e.g., adding grid lines to) the Comparison of Principal Risk Factors table to make clearer which risk correlates with a specific X.

Response: The Trusts have made the requested revision.

l.

Comment: On page 14 of the Registration Statement, in the Example of Portfolio Expenses, the costs for Class IB of the Energy Portfolio for 3 Years are “$1.010” but should be “$1,010.” Please correct the costs.

Response: The Trusts have corrected the punctuation.

m.

Comment: On page 18 of the Registration Statement, can the following sentence, which appears in the first bullet point paragraph under Proposal 2, be rephrased? It’s not clear what this means: “The Franklin Balanced Portfolio and the Balanced Strategy Portfolio have similar but distinct investment objectives.”

Response: The Trusts have added the following disclosure as part of the referenced bullet point paragraph: “Although managing volatility is not part of the Balanced Strategy Portfolio’s investment objective, its investment in Underlying Portfolios (as defined below) that manage equity exposure is intended to reduce its overall risk. Although the Portfolios’ investment objectives are stated differently, the investment objectives do not otherwise differ materially.” The Trusts respectfully submit that the distinction between the Portfolios’ investment objectives is clearly stated and no further revisions to the disclosure are necessary.

n.

Comment: On page 20, the Registration Statement provides: “To the extent the Balanced Strategy Portfolio generally will invest a lesser percentage of its assets in derivatives than the Franklin Balanced Portfolio, its risk profile will differ from that of the Franklin Balanced Portfolio with respect to the degree of risk associated with those investments.” Please state whether the risk profiles are comparable or whether one is believed to be riskier. For example, the disclosure seems to suggest that the Franklin Balanced Portfolio may have greater derivatives risk.

April 15, 2021

Response: The Trusts have revised the referenced disclosure to include the following statement: “The Portfolios have comparable risk profiles, although there are differences in the principal risks.”

o.

Comment: On page 23, the Registration Statement provides: “In addition to the risks noted above, as noted in the prospectuses for the Underlying Portfolios, EIM and, in certain cases, an affiliate, serve as investment manager, investment sub-adviser and/or administrator for the Underlying Portfolios and earn fees for providing services in these capacities, which are in addition to the fees directly associated with the Balanced Strategy Portfolio. In this connection, the Adviser’s selection of Underlying Portfolios may have a positive or negative effect on its revenues and/or profits.” Please state that this may present a conflict for EIM.

Response: The Trusts have revised the referenced disclosure to state as follows: “In this connection, the Adviser’s selection of Underlying Portfolios may have a positive or negative effect on its revenues and/or profits and may present a conflict of interest for the Adviser.”

p.

Comment: On page 32, the Registration Statement provides that “[t]he Global Bond PLUS Portfolio also is subject to ETFs risk, index strategy risk, large shareholder risk, and securities lending risk as principal risks, while the Core Plus Bond Portfolio generally is not.” Consider rephrasing the language “generally is not” to clarify whether the Core Plus Bond Portfolio is subject to those risks.

Response: The Trusts have revised the referenced language to state as follows: “The Global Bond PLUS Portfolio also is subject to ETFs risk, index strategy risk, large shareholder risk, and securities lending risk as principal risks, ~~while~~ which are not principal risks of the Core Plus Bond Portfolio ~~generally is not~~.”

q.

Comment: On page 33, the Registration Statement provides that “EIM may not enter into a sub-advisory agreement on behalf of a Portfolio with an ‘affiliated person’ of EIM unless the sub-advisory agreement, including compensation, is approved by the Portfolio’s shareholders.” Please disclose that this approval was already obtained with respect to affiliated sub-advisers of the Core Plus Bond Portfolio.

Response: The Trusts respectfully note that none of the three sub-advisers to the Core Plus Bond Portfolio is an “affiliated person” of EIM and submit that no additional disclosure is necessary.

April 15, 2021

r.

Comment: On pages 42-43 of the Registration Statement, certain of the “Adjustments” line items in the Capitalization Table indicate “$0.0” in the “Net Assets (in millions)” column. Because the amounts are shown in millions, very small amounts are stated as “$0.0.” Consider disclosing the actual dollar amounts in the asterisk (*) footnote. Also, the asterisk footnote states that “[t]he adjustments reflect the exchange of Global Bond PLUS Portfolio’s shares for Core Plus Bond Portfolio’s shares.” Please supplementally clarify what costs are associated with these adjustments for exchanges of shares.

Response: The Trusts have disclosed the actual dollar amounts in a footnote to the capitalization table. The Trusts also have clarified the referenced footnote to state “[r]eorganization costs allocated to the share class.”

s.	Comment: For each Reorganization, please provide an estimate of the amount of securities that will be sold, and please quantify the transaction costs both in dollars and in basis points.

Response: The Trusts note that the discussion of each Reorganization includes an estimate of the amount of securities of the respective Acquired Portfolio that will be sold in connection with the Reorganization. Specifically, the Trusts note that (1) page 11 of the Registration Statement provides that “it is anticipated that immediately prior to the Closing Date, the Energy Portfolio will liquidate substantially all of its securities holdings and hold cash;” (2) page 22 of the Registration Statement provides that “it is anticipated that immediately prior to the Closing Date, the Franklin Balanced Portfolio will liquidate substantially all of its securities holdings and hold cash;” and (3) page 34 of the Registration Statement provides that “[t]he estimated percentage of the holdings of the Global Bond PLUS Portfolio that will be sold in connection with the Reorganization is 77%.”

In addition, the Trusts submit that, because the Reorganizations are scheduled to occur on a future date, and because a number of factors, which the Trusts cannot necessarily predict, can affect the transaction costs, it is difficult to quantify the transaction costs in dollars and in basis points. Furthermore, the Trusts respectfully submit that Form N-14 does not require that the Trusts quantify the transaction costs. For these reasons, the Registration Statement states that “[s]uch transaction costs could be significant, but EIM intends to implement the Reorganization in a manner that would minimize such costs, to the extent practicable, and believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization.” Accordingly, no disclosure changes have been made.

t.

Comment: On page 45 of the Registration Statement, the “Additional Information about the Reorganizations – Board Considerations” section states that the Board of EQ Trust considered the following factors, among others: “(1) the potential benefits of each Reorganization to shareholders, including, for shareholders of the

April 15, 2021

Franklin Balanced Portfolio, estimated lower total net annual operating expenses for the fiscal year following the Reorganization of the Franklin Balanced Portfolio into the Balanced Strategy Portfolio and, for each Acquired Portfolio, greater potential to increase assets and thereby realize economies of scale in the Portfolio’s expenses and portfolio management fees as a result of asset growth;” and “(11) possible alternatives to the Reorganizations, including the potential benefits and detriments of maintaining the current structure.” For factor (1), in addition to the potential benefits considered, please disclose what particular costs or detriments were considered, if any. Similarly, for factor (11), please disclose if there were any specific benefits or detriments considered.

Response: The EQ Trust believes that the principal factors considered by the Board in approving the Reorganizations, as set forth and discussed in detail in the “Additional Information about the Reorganizations – Board Considerations” section, contain a detailed discussion of the Board’s deliberations. The Trust believes that the disclosure takes into account both positive (e.g., portfolio operating expenses are expected to decline or remain the same) and less favorable (e.g., costs of a Portfolio in repositioning its investment portfolio, and potential conflicts of interest of the investment adviser in proposing the Reorganizations) factors. The Trusts respectfully submit that the current disclosure meets the requirement of Item 4(a) of Form N-14 that the Trusts outline the material reasons the Reorganizations are being proposed. Accordingly, no disclosure changes have been made.

u.

Comment: On page 68 of the Registration Statement, the description of the expense limitation arrangement for the Acquiring Portfolios provides that “[i]f the actual expense ratio is less than the expense cap and the Adviser has recouped any eligible previous payments made, the Acquiring Portfolio will be charged such lower expenses” (emphasis added). Is this language applicable? The Registration Statement indicates that the Adviser has expressly undertaken to forgo recoupment if the Reorganizations are completed. The same comment applies to the corresponding description of the expense limitation arrangement for the Acquired Portfolios.

Response: The Trusts note that the referenced language is applicable in the case of both the Acquired Portfolios and the Acquiring Portfolios. As noted in the paragraph immediately following the description of the expense limitation arrangement for the Acquired Portfolios, the Registration Statement provides that “[t]he expense limitation described above for each Acquired Portfolio is the current arrangement of the Acquired Portfolio and will not continue if its Reorganization is approved” (emphasis added). The referenced language relates to the current expense limitation arrangement, including the fee recoupment provision. However, the Registration Statement further provides that “[i]f an Acquired Portfolio is reorganized, the Adviser will forgo the recoupment of any amounts waived or reimbursed with respect to that Acquired Portfolio prior to its Reorganization”

April 15, 2021

(emphasis added). As such, the Adviser’s undertaking to forgo recoupment applies only with respect to the Acquired Portfolios. The Adviser is currently waiving or reimbursing amounts with respect to certain of the Acquiring Portfolios, and these amounts are subject to recoupment as described in the Registration Statement. In addition, an Acquiring Portfolio for which the Adviser is not currently waiving or reimbursing amounts could have waived or reimbursed amounts in the future, and these amounts would be subject to recoupment as described under the terms of the then applicable expense limitation arrangement. The Trusts believe that the disclosures are appropriate and respectfully submit that no revisions are necessary.

v.

Comment: On page 119, the Registration Statement provides that “[i]n addition, to the extent a Portfolio is new or is undergoing a transition (such as a rebalancing, or experiences large inflows or outflows) or takes a temporary defensive position, it may not be pursuing its investment objective or executing its principal investment strategies” (emphasis added). This language doesn’t seem applicable.

Response: The Trusts have revised the referenced language to state as follows: “In addition, to the extent a Portfolio ~~is new or~~ is undergoing a transition (such as a rebalancing, or experiences large inflows or outflows) or takes a temporary defensive position, it may not be pursuing its investment objective or executing its principal investment strategies.”

w.

Comment: Regarding Exhibit 12 (form of opinion of counsel as to tax matters), why is there a tax opinion for only the Reorganization of the Global Bond PLUS Portfolio into the Core Plus Bond Portfolio? A form of tax opinion should be filed as an exhibit, with an undertaking to file the actual opinion after the Reorganizations.

Response: The Trusts note that there is a tax opinion for only the Reorganization of the Global Bond PLUS Portfolio into the Core Plus Bond Portfolio because, of the three proposed Reorganizations, that Reorganization is the only Reorganization that is intended to qualify, for federal income tax purposes, as a tax-free reorganization. VIP Trust’s Registration Statement included the form of tax opinion as Exhibit 12 and an undertaking to file, via a post-effective amendment, an executed copy of the tax opinion within a reasonable time after receipt of such opinion. No tax opinion will be issued in connection with the two taxable Reorganizations.

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If you have any questions or comments concerning the foregoing, please contact me at (202) 778-9351.

April 15, 2021

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP